SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

bflaming@sidley.com (312) 853 7443	FOUNDED 1866

July 25, 2014

Geoff Kruczek

Attorney Advisor

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	BIOLASE, Inc.
Preliminary Proxy Statement
Filed July 18, 2014
File No. 001-36385

Dear Mr. Kruczek:

On behalf of Biolase, Inc. (the “Company”), this letter responds to your letter dated July 24, 2014, regarding comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC” or “Commission”) on the above-referenced filing. The Staff’s comments are repeated below. References to page numbers are those in the above-referenced document as filed, as indicated below.

General

1. Please revise to clearly mark the proxy statement and proxy card as preliminary. See Exchange Act Rule 14a-6(e)(1).

Response:

The Company acknowledges the requirement to clearly mark the proxy statement and proxy card as preliminary. The Company does not plan to file an amended preliminary proxy statement; instead, subject to resolving the remaining comments as set forth below, the Company will file a definitive proxy statement that reflects the changes noted in the other responses below.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

Geoff Kruczek

Securities and Exchange Commission

July 25, 2014

2. We note that one of the purposes of the meeting is the “transaction of such other business as may properly come before the meeting, or any adjournment or postponement thereof.” We also note the disclosure in the form of proxy that the proxy holders have discretionary authority to vote upon such other business as may properly come before the annual meeting. If the adjournment of the meeting is intended as a means for soliciting additional proxies, the adjournment would constitute a separate substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4 of the Exchange Act. Please note that pursuant to Rule 14a- 4(c)(7), a proxy may confer discretionary authority to vote on matters incident to the conduct of the meeting. To the extent applicable, please revise the disclosure and the proxy card. The proxy card should include an additional box so that the shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is being contemplated.

Response:

The Company does not intend to adjourn the meeting as a means for soliciting additional proxies. Further, the Company respectfully advises the Staff that discretionary authority will only be exercised where allowed by the applicable rules. To clarify, we will revise the notice to eliminate the reference to “or any adjournment or postponement thereof” in item 6.

3. Please update your disclosure throughout to reflect the terms of the common stock issuance described in your Form 8-K filed July 22, 2014.

Response:

The Company will update the beneficial ownership tables on pages 31-32 and the table under the caption “Information Regarding Transactions in Company Securities by Participants” beginning on page Appendix A-2, as applicable, to reflect the common stock issuance described in the Company’s Form 8-K filed July 22, 2014. Additionally, the paragraph under the caption “July Private Placement” on page 33 will be amended and restated in its entirety as follows:

The Company entered into a Securities Purchase Agreement, dated July 18, 2014, with Ten Fund, Institutional Partners, Oracle Partners and certain other investors, including the Paul and Carolyn Clark Revocable Trust, Alexander K. Arrow, Frederick D. Furry and Jeffrey M. Nugent, pursuant to which, on July 22, 2014, the Company sold an aggregate of 6,250,000 unregistered shares of our common stock for an aggregate purchase price of $12,000,000. The Company sold 7,812 shares to Alexander K. Arrow for

Geoff Kruczek

Securities and Exchange Commission

July 25, 2014

$14,999.04; 13,020 shares to Frederick D. Furry for $24,998.40; 52,083 shares to Jeffrey M. Nugent for $99,999.36; 520,833 shares to the Paul and Carolyn Clark Revocable Trust for $999,999.36; 260,756 shares to Institutional Partners for $500,651.52; 369,044 shares to Ten Fund for $708,564.48; and 1,641,036 shares to Oracle Partners for $3,150,789.12. The price of $1.92 per share of common stock was equal to the closing price per share of our common stock on NASDAQ on July 18, 2014. Paul N. Clark, our Chairman of the Board, is the trustee of, and his daughters are beneficiaries of, the Paul and Carolyn Clark Revocable Trust. Mr. Nugent is our Acting Chief Executive Officer and one of our directors. Dr. Arrow is our President and Chief Operating Officer, and Mr. Furry is our Chief Financial Officer. See above under “February Private Placement” for a description of the relationship between Ten Fund, Institutional Partners and Oracle Partners and Larry N. Feinberg, a holder of more than five percent of our outstanding common stock.

Cover Letter

4. Please revise this letter to highlight, as you do in the form of proxy card, the consequences to security holders of mistakenly attempting to vote for six nominees instead of five.

Response:

The Company will revise the cover letter to add the following paragraph:

YOU MAY ONLY VOTE “FOR” OR “WITHHOLD” WITH RESPECT TO FIVE DIRECTOR NOMINEES. If a stockholder properly submits a proxy that directs the proxy holder to vote “FOR” and/or “WITHHOLD” a vote with respect to more than five director nominees, the shares represented by such proxy will be voted as directed on all matters other than the election of directors, and in the election of directors, “FOR” votes will be counted for up to five of the director nominees; any “WITHHOLD” votes for any director nominees will be treated as if neither “FOR” nor “WITHHOLD” had been marked for such nominees; and if there are more than five “FOR” votes for director nominees, then none of the votes will be counted in the election of directors.

Geoff Kruczek

Securities and Exchange Commission

July 25, 2014

What proposals will be voted on at our annual Meeting?, page 1

5. Please reconcile the disclosure here regarding “four proposals” with the number of proposals listed throughout the proxy statement.

Response:

The Company will amend this reference to refer to “five proposals” to reflect the number of proposals listed throughout the proxy statement.

How does our Board recommend that stockholders vote on the proposals?, page 2

6. Please revise to clarify why you do not recommend that stockholders vote for Mr. Pignatelli.

Response:

As further described in our response to comment 8 below, the Company will provide additional background regarding the litigation brought by Mr. Pignatelli against the Company and certain members of the Company’s board of directors (the “Board”). The Company respectfully advises the Staff that the Company believes such disclosure to be sufficient to explain to the Company’s stockholders why the Board did not recommend that the stockholders vote for Mr. Pignatelli. In addition, the Company respectfully advises the Staff that no additional disclosure regarding the Board’s rationale for not recommending a particular nominee is required by applicable law or SEC rules.

How will my shares be voted if I return a blank WHITE proxy card . . ..?, page 3

7. Please refer to the second list of bullet points under this caption and your disclosure regarding the effect of broker non-votes. It is our understanding that, in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. Please provide support for your current disclosure regarding the effect of broker non-votes, or revise your disclosure as necessary.

Response:

The Company will revise the disclosure in the proxy statement to clarify that brokers would not have the authority to vote a stockholder’s shares held in “street name” with respect to any of the proposals if such stockholder receives proxy materials from or on behalf of both the Company and any other person. In particular, the Company will revise and restate in its entirety the third bullet point in the second list of bullet points under the Q&A captioned “Q. How will my shares be voted if I return a blank WHITE proxy card or a blank WHITE voting instruction card?” as follows:

¡	will be voted in accordance with the broker’s or bank’s discretion on “routine” matters, such as the amendment to our Restated Certificate of Incorporation to increase the number of authorized shares of our common stock and the proposal to ratify the appointment of our auditors, except that, if any other person sends you proxy materials to solicit your proxy, your broker will not have “discretionary” authority to vote your shares with respect to any of the proposals. In such event, your broker will only be able to vote your shares if you provide your broker with instructions on how to vote such shares; and...

Geoff Kruczek

Securities and Exchange Commission

July 25, 2014

Recent Developments, page 7

8. Please expand your disclosure to summarize the events underlying and leading up to the litigation and decision mentioned in the first paragraph, including how the composition of your board changed. Also revise your disclosure here and throughout to clarify how many of your directors will have been nominated by Oracle, if all nominees recommended by you are elected. Finally, describe the events leading up to the board’s decision to include Oracle’s nominee on the company’s proxy card and whether any agreement was reached with Oracle for this purpose, including any consideration received (or to be received) by the company or by Oracle.

Response:

The Company will replace the “Recent Developments” section of the proxy statement on page 7 with the following (Bold face text indicates new disclosure.):

Federico Pignatelli is a current member of our Board. Earlier this year, Mr. Pignatelli precipitated a dispute over the composition of our Board. Mr. Pignatelli arranged for Dr. Alexander K. Arrow to resign from our Board and

Geoff Kruczek

Securities and Exchange Commission

July 25, 2014

for his replacement, Paul N. Clark, to be appointed to our Board to fill the vacancy created by Dr. Arrow’s resignation. Mr. Pignatelli was quoted in a press release as saying he was “thrilled” with Mr. Clark’s appointment. Then, after a majority of our Board made clear that they wanted Mr. Pignatelli to resign as Chief Executive Officer, Mr. Pignatelli subsequently filed suit, claiming, among other things, that Dr. Arrow had not actually resigned and therefore Mr. Clark was not validly appointed. Following discovery and an expedited trial, the Delaware Court of Chancery rejected the argument that Dr. Arrow’s resignation was ineffective and that Mr. Clark was not validly appointed. The Delaware Supreme Court affirmed the Chancery Court’s decision, holding that it was supported by “substantial evidence.” Mr. Pignatelli resigned as Chairman of the Board and Chief Executive Officer of the Company on June 12, 2014, the same date as the Delaware Supreme Court’s ruling. He remains a director of the Company. As the Delaware Supreme Court observed, the effect of the Chancery Court’s judgment was that there was a majority of our Board who had signaled their desire to remove Mr. Pignatelli as Chief Executive Officer.

On June 16, 2014, Mr. Clark was appointed Chairman of the Board, and Jeffrey M. Nugent was appointed as a director of the Company and our Acting Chief Executive Officer.

On June 26, 2014, our Board nominated each of Paul N. Clark, Dr. Frederic H. Moll, Jeffrey M. Nugent and James R. Talevich for election to our Board at our annual meeting. Although the Nominating and Corporate Governance Committee did not recommend the nomination of Mr. Pignatelli for election to our Board at our annual meeting, the Board resolved that, consistent with the Pignatelli Agreement, Mr. Pignatelli would be nominated (but not recommended) for election to our Board at our annual meeting.

On July 3, 2014, Mr. Pignatelli purported to provide notice of his intention to nominate five candidates (including himself) for election to our Board at our annual meeting. However, such notice failed to comply with the Company’s bylaws, because at the time that he provided such notice, while Mr. Pignatelli was a beneficial owner of our common stock, he did not have his holder of record provide such notice on his behalf. As discussed below, the validity of Mr. Pignatelli’s notice remains a subject of dispute, and there is no assurance regarding how this dispute will be resolved.

On July 5, 2014, Oracle Partners, a stockholder of the Company that together with its affiliates beneficially owns 16.3% of the Company’s outstanding

Geoff Kruczek

Securities and Exchange Commission

July 25, 2014

shares of common stock, provided notice of its intention to nominate Jonathan T. Lord, M.D. for election to our Board at our annual meeting. After receiving Oracle Partners’ notice of its intention to nominate Dr. Lord, the Nominating and Governance Committee reviewed Dr. Lord’s background and, based on Dr. Lord’s outstanding qualifications, recommended to our Board that our Board recommend that the Company’s stockholders vote to elect Dr. Lord to our Board. Based on the Nominating and Governance Committee’s recommendation as well as the familiarity of various directors with Dr. Lord’s reputation in the life sciences industry, our Board determined to recommend that the Company’s stockholders vote to elect Dr. Lord to our Board. No agreement was entered into between the Company, on the one hand, and Dr. Lord or Oracle Partners, on the other hand, and no consideration was received (or is to be received) by the Company or Oracle Partners in connection with Dr. Lord’s nomination.

On July 21, 2014, Mr. Pignatelli filed a complaint in the Court of Chancery of the State of Delaware, naming the Company, Messrs. Clark, Nugent and Talevich and Dr. Moll as defendants. The complaint alleges, among other things, that (a) the slate of director nominees proposed by Mr. Pignatelli was valid, (b) certain members of our Board breached their fiduciary duties by rejecting Mr. Pignatelli’s slate, (c) the Company breached the Pignatelli Agreement, (d) the Company and certain members of the Board breached their implied duties of good faith and fair dealing by adopting a definition of “nominate” under the Pignatelli Agreement that is “nonsensical,” (e) the shares recently issued by the Company to certain investors in connection with the Company’s private placement announced on July 21, 2014 should not be allowed to vote at our annual meeting and (f) the Company’s recently enacted bylaw amendments, including the fee-shifting bylaw provision, are invalid. Mr. Pignatelli has sought expedited proceedings with respect to all of his claims other than the claims relating to the recently enacted bylaw amendments.

On July 24, 2014, the Chancery Court denied Mr. Pignatelli’s motion for expedited proceedings on all but one of his claims (the rejection of Mr. Pignatelli’s slate).

Dr. Nemoy, a current director who has not been nominated for re-election, did not return a completed questionnaire containing information needed by the Company in order to prepare this proxy statement. Accordingly, the information contained in this proxy statement with respect to Dr. Nemoy is based solely on our corporate records.

Geoff Kruczek

Securities and Exchange Commission

July 25, 2014

Election of Directors, page 8

9. Please disclose whether all nominees have consented to being named in the proxy statement and to serve if elected. Refer to Exchange Act Rule 14a-4(d). We note, in this regard, the reference on page A-3 to Dr. Lord’s consent to be named by Oracle in the proxy statement and to serve if elected. Also, your disclosure here does not appear to include Mr. Pignatelli’s consent to being named or to serve if elected. Finally, your disclosure here does not include the consent of the Board Nominees to being named in the proxy statement.

Response:

The Company will add the following paragraph on page 8:

Each of the Board Nominees and the Oracle Nominee has consented to be named in this Proxy Statement and consented to serve if elected. Mr. Pignatelli has consented to serve if elected. The Company does not have Mr. Pignatelli’s explicit consent to be named in this Proxy Statement, and in light of the pending litigation brought by Mr. Pignatelli against the Company and certain of its directors, the Company does not know if Mr. Pignatelli would cooperate by providing such a consent. However, the Company believes that it is required to include Mr. Pignatelli in this Proxy Statement under the Pignatelli Agreement, since it is unclear how the Company could satisfy any obligation to nominate Mr. Pignatelli for election to our Board without including Mr. Pignatelli in the Company’s proxy statement for our annual meeting.

In addition, the Company will delete “by Oracle Partners” in the first sentence of the last paragraph on page A-3.

Geoff Kruczek

Securities and Exchange Commission

July 25, 2014

10. Please tell us, with a view toward revised disclosure, whether there would be any effects (and their amount) from the election of the Mr. Pignatelli’s nominees on the company. Address, for example, whether any change of control payments would be due or any company obligations (through debt or otherwise) would become due or accelerated.

Response:

The Company is not aware of any effects on the Company that would result from the election of Mr. Pignatelli’s nominees. Therefore, respectfully, the Company believes no additional disclosure or revisions to the disclosure in the proxy statement is required.

Proxy Solicitation Costs, page 47

11. We note that your officers, directors, employees and agents may solicit proxies by mail, in person and telephone. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

Response:

On behalf of the Company, we hereby confirm the Company’s understanding that it must file all written soliciting materials, including any scripts to be used in soliciting proxies, under the cover of Schedule 14A on the date of first use.

Appendix A

12. Please provide the disclosure required by Item 5(b)(1)(ix) of Schedule 14A. Please also state whether or not, during the past ten years, the participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give dates, nature of conviction, name and location of court, and penalty imposed or other disposition of the case. See Item 5(b)(1)(iii) of Schedule 14A.

Response:

Item 5(b)(1)(ix) of Schedule 14A requires the Company to state the amount of securities of the registrant owned by each of the participant’s associates. No “associate” (as defined in Rule 14a-1(a)) of any of the participants owns any Company securities except as described in the cross-referenced section entitled “Security Ownership of Certain Beneficial Owners and Management,” and therefore the Company respectfully asserts that no additional disclosure is required in Schedule A.

None of the participants has, during the past ten years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The last sentence of Item 5(b)(1)(iii) of Schedule 14A states that “a negative answer need not be included in the proxy statement or other soliciting material.” Therefore, the Company respectively asserts that no additional disclosure is required in the proxy statement.

Geoff Kruczek

Securities and Exchange Commission

July 25, 2014

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned by phone at (312) 853-7443 or by fax at (312) 853-7036 with any questions or comments regarding this letter.

Very truly yours,

/s/ Beth E. Flaming

Beth E. Flaming

cc:	Michael C. Carroll

Michael A. Gordon